Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and nine months ended September 30, 2021

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd (“the Company”) for the three and nine months ended September 30, 2021 have been prepared by the management of the Company and approved by the Company’s Audit Committee and the Company’s Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity’s auditor.

Almaden Minerals Ltd.

Condensed consolidated interim statements of financial position

(Unaudited - Expressed in Canadian dollars)

	September 30, 2021	December 31, 2020
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 12)	11,365,301	2,534,698
Gold in trust (Note 8)	875,458	955,781
Accounts receivable and prepaid expenses (Note 4)	254,951	175,008
	12,495,710	3,665,487

Non-current assets
Right-of-use assets (Note 5)	60,716	151,790
Property, plant and equipment (Note 6)	14,017,506	14,025,665
Exploration and evaluation assets (Note 7)	60,870,342	58,605,829
	74,948,564	72,783,284
TOTAL ASSETS	87,444,274	76,448,771

LIABILITIES
Current liabilities
Trade and other payables (Note 10 (a)(c))	444,539	447,551
Current portion of lease liabilities (Note 5)	70,724	134,950
	515,263	582,501

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	-	35,781
Gold loan payable (Note 8)	3,138,982	2,842,756
Derivative financial liabilities (Note 8)	300,134	375,417
Deferred income tax liability	1,434,882	1,434,882
	4,873,998	4,688,836
Total liabilities	5,389,261	5,271,337

EQUITY
Share capital (Note 9)	143,542,559	131,189,978
Reserves (Note 9)	20,937,542	19,243,992
Deficit	(82,425,088)	(79,256,536)
Total equity	82,055,013	71,177,434
TOTAL EQUITY AND LIABILITIES	87,444,274	76,448,771

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 10, 2021.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Elaine Ellingham
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of comprehensive loss

(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Expenses	$	$	$	$
Professional fees (Note 10(a))	166,916	99,889	562,921	379,493
Salaries and benefits (Note 10(a))	352,751	306,755	1,013,669	1,028,756
Travel and promotion	71,216	22,342	186,853	58,266
Depreciation (Note 6)	4,226	4,943	12,412	14,592
Office and license (Note 10(b))	27,305	29,895	118,656	108,387
Amortization of right-of-use assets (Note 5)	30,358	30,358	91,074	91,074
Occupancy expenses (Note 5)	12,021	11,312	28,521	33,936
Interest expense on lease liabilities (Note 5)	1,936	5,018	8,183	17,206
Interest, accretion and standby fees on gold loan payable (Note 8)	101,200	93,562	290,319	279,071
Listing and filing fees	12,546	24,217	178,156	188,471
Insurance	24,262	20,273	65,027	55,294
Share-based payments (Note 9(c) and 10(a))	838,300	-	1,870,800	973,200
	1,643,037	648,564	4,426,591	3,227,746

Other income (loss)
Administrative services fees (Note 10(b))	230,655	327,633	792,258	1,073,246
Interest and other income (Note 5 and Note 7(c))	21,567	11,276	456,872	32,293
Finance fees	-	-	-	(54,577)
Unrealized gain (loss) on derivative financial liabilities (Note 8)	20,240	(9,332)	74,813	(44,534)
Unrealized gain (loss) on gold in trust (Note 8)	(13,580)	59,675	(80,641)	195,487
Unrealized foreign exchange gain (loss) on gold loan payable (Note 8)	(91,285)	70,607	(5,437)	(71,643)
Unrealized foreign exchange gain (loss) on gold in trust (Note 8)	24,213	(20,314)	318	24,364
Realized gain on sale of gold in trust (Note 8)	-	-	-	19,413
Foreign exchange gain (loss)	196,611	(10,029)	19,856	(21,286)
	388,421	429,516	1,258,039	1,152,763

Total comprehensive loss for the period	(1,254,616)	(219,048)	(3,168,552)	(2,074,983)

Basic and diluted net loss per share (Note 11)	(0.01)	(0.00)	(0.02)	(0.02)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of cash flows

(Unaudited - Expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
	$	$	$	$
Operating activities
Net loss for the period	(1,254,616)	(219,048)	(3,168,552)	(2,074,983)
Items not affecting cash
Depreciation	4,226	4,943	12,412	14,592
Amortization of right-of-use assets	30,358	30,358	91,074	91,074
Interest, accretion and standby fees on gold loan payable	101,200	93,562	290,319	279,071
Unrealized (gain) loss on derivative financial liabilities	(20,240)	9,332	(74,813)	44,534
Unrealized (gain) loss on gold in trust	13,580	(59,675)	80,641	(195,487)
Realized gain on sale of gold in trust	-	-	-	(19,413)
Unrealized foreign exchange (gain) loss on gold loan payable	91,285	(70,607)	5,437	71,643
Unrealized foreign exchange (gain) loss on gold in trust	(24,213)	20,314	(318)	(24,364)
Share-based payments	838,300	-	1,870,800	973,200
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	38,383	19,396	(79,943)	(42,707)
Trade and other payables	(25,521)	30,254	(58,888)	(162,928)
Net cash used in operating activities	(207,258)	(141,171)	(1,031,831)	(1,045,768)
Investing activities
Property, plant and equipment – purchase	-	-	(4,253)	(5,815)
Exploration and evaluation assets – costs	(775,140)	(163,816)	(2,208,637)	(1,183,501)
Net cash used in investing activities	(775,140)	(163,816)	(2,212,890)	(1,189,316)
Financing activities
Issuance of shares, net of share issue costs	-	1,940,552	11,610,581	3,936,776
Options exercised	-	102,290	564,750	110,790
Share issue costs on cashless exercise of options	-	(15,333)		(15,333)
Warrants exercised	-	10,000		10,000
Net proceeds on gold in trust	-	-	-	818,360
Repayment of lease liabilities	(34,127)	(31,045)	(100,007)	(90,159)
Net cash from (used in) financing activities	(34,127)	2,006,464	12,075,324	4,770,434

Change in cash and cash equivalents	(1,016,525)	1,701,477	8,830,603	2,535,350
Cash and cash equivalents, beginning of period	12,381,826	1,746,087	2,534,698	912,214
Cash and cash equivalents, end of period	11,365,301	3,447,564	11,365,301	3,447,564

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.

Condensed consolidated interim statements of changes in equity

(Unaudited – Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2020	111,726,719	127,022,366	16,973,984	715,968	17,689,952	(76,127,168)	68,585,150
Share-based payments	-	-	973,200	-	973,200	-	973,200
Private placements, net of share issue costs	8,609,658	3,936,776	-	-	-	-	3,936,776
Shares issued for cash on exercise of stock options	133,000	110,790	-	-	-	-	110,790
Fair value of cash stock options transferred to share capital	-	38,780	(38,780)	-	(38,780)	-	-
Shares issued on cashless exercise of stock options	39,234	-	-	-	-	-	-
Share issue costs on cashless exercise of options	-	(15,333)	-	-	-	-	(15,333)
Fair value of cashless share options transferred to share capital	-	39,280	(39,280)	-	(39,280)	-
Warrants exercised	20,000	10,000	-	-	-	-	10,000
Total comprehensive loss for the period	-	-	-	-	-	(2,074,983)	(2,074,983)
Balance, September 30, 2020	120,528,611	131,142,659	17,869,124	715,968	18,585,092	(78,202,151)	71,525,600
Share-based payments	-	-	811,300	-	811,300	-	811,300
Private placements, net of share issue costs	-	(86,567)	-	-	-	-	(86,567)
Shares issued for cash on exercise of stock options	55,000	47,300	-	-	-	-	47,300
Fair value of cash stock options transferred to share capital	-	13,200	(13,200)	-	(13,200)	-	-
Shares issued on cashless exercise of stock options	66,643	-	-	-	-	-	-
Share issue costs on cashless exercise of options	-	(24,824)	-	-	-	-	(24,824)
Share issue costs	-	(40,990)	-	-	-	-	(40,990)
Fair value of cashless stock options transferred to share capital	-	139,200	(139,200)	-	(139,200)	-	-
Total comprehensive loss for the period	-	-	-	-	-	(1,054,385)	(1,054,385)
Balance, December 31, 2020	120,650,254	131,189,978	18,528,024	715,968	19,243,992	(79,256,536)	71,177,434
Share-based payments	-	-	1,870,800	-	1,870,800	-	1,870,800
Private placements, net of share issue costs	15,846,154	11,610,581	-	-	-	-	11,610,581
Shares issued for cash on exercise of stock options	725,000	564,750	-	-	-	-	564,750
Fair value of cash stock options transferred to share capital	-	177,250	(177,250)	-	(177,250)	-	-
Total comprehensive loss for the period	-	-	-	-	-	(3,168,552)	(3,168,552)
Balance, September 30, 2021	137,221,408	143,542,559	20,221,574	715,968	20,937,542	(82,425,088)	82,055,013

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of presentation

(a)       Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)       Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2020. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

Except as described below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2020.

The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2021.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

3.	Significant accounting policies

These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the annual financial statements for the year ended December 31, 2020. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	September 30,	December 31,
	2021	2020
Accounts receivable (Note 10(b))	$166,869	$122,967
Prepaid expenses	88,082	52,041
	$254,951	$175,008

During the period ended September 30, 2021, the Company has recorded value added taxes of $238,339 included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C. Upon transition to IFRS 16, the Company recognized $394,654 of ROU assets and $394,654 of lease liabilities.

The continuity of lease liabilities is as follows:

	September 30, 2021	December 31, 2020
Opening balance	$170,731	$292,679
Less: lease payments	(108,190)	(143,428)
Interest expense	8,183	21,480
	70,724	170,731
Less: current portion of lease liabilities	(70,724)	(134,950)
Long-term portion of lease liabilities	$-	$35,781

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

The Company entered into a sublease arrangement with a third party to lease an office unit from May 1, 2021 to March 31, 2022 under the same terms of the Company’s lease. The Company remains beholden to the obligations set out in its lease dated October 31, 2018. The rental income during the period ended September 30, 2021 from this operating sublease was $13,944 and recorded in interest and other income.

The continuity of ROU assets is as follow:

	September 30, 2021	December 31, 2020
Opening balance	$151,790	$273,222
Less: amortization of ROU assets	(91,074)	(121,432)
	$60,716	$151,790

During the nine months ended September 30, 2021, the Company recognized occupancy expenses of $28,521 related to short term leases.

As at September 30, 2021, the remaining payments for the lease are due as follows:

	2021	2022	2023	2024	2025	Total
Office lease	$48,084	$48,084	-	-	-	$96,168

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2020	158,219	256,873	198,607	51,760	245,647	13,968,566	14,879,672
Additions	-	3,879	374	-	-	-	4,253
September 30, 2021	158,219	260,752	198,981	51,760	245,647	13,968,566	14,883,925

Accumulated depreciation
December 31, 2020	147,662	238,060	185,130	50,534	232,621	-	854,007
Depreciation	2,796	4,427	3,051	184	1,954	-	12,412
September 30, 2021	150,458	242,487	188,181	50,718	234,575	-	866,419

Carrying amounts
December 31, 2020	10,557	18,813	13,477	1,226	13,026	13,968,566	14,025,665
September 30, 2021	7,761	18,265	10,800	1,042	11,072	13,968,566	14,017,506

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2020)	10,319,510	1	10,319,511
Additions	892,246	-	892,246
Closing balance - (September 30, 2021)	11,211,756	1	11,211,757
Deferred exploration costs:
Opening balance - (December 31, 2020)	48,286,318	-	48,286,318
Costs incurred during the period
Drilling and related costs	97,652	-	97,652
Professional/technical fees	164,546	-	164,546
Claim maintenance/lease costs	159,942	-	159,942
Geochemical, metallurgy	5,565	-	5,565
Travel and accommodation	183,919	-	183,919
Geology, geophysics and exploration	204,597	-	204,597
Supplies and miscellaneous	147,292	-	147,292
Environmental and permit	615,428	-	615,428
Value-added tax (Note 4)	238,339	-	238,339
Refund value-added tax	(445,013)	-	(445,013)
Total deferred exploration costs during the period	1,372,267	-	1,372,267
Closing balance - (September 30, 2021)	49,658,585	-	49,658,585
Total exploration and evaluation assets	60,870,341	1	60,870,342

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

(c)	Other

Expenditures incurred by the Company in Mexico are subject to Mexican Value added tax (“VAT”). The VAT is included in exploration and evaluation assets as incurred. Under Mexican law VAT paid can be used in the future to offset amounts resulting from VAT charge on sales. Under certain circumstances and subject to approval from tax authorities as Company can also apply for early refund of VAT prior to generating sales. During 2021, the Company received a VAT recovery of $445,013 and other income of $430,039 related to the VAT refund from prior years are recorded in interest and other income.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex” or the “Lender”) pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollars and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the period ended September 30, 2021 decreased by $74,813 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 2.50 years, risk-free interest rate of 0.33% and expected volatility of 12.92%.

The continuity of gold loan payable and derivative financial liabilities are as follows:

	September 30, 2021	December 31, 2020
Gold loan payable – opening balance	$2,842,756	$2,541,338
Less derivative financial liabilities on initial recognition	-	-
Accrued interest expense	200,246	261,151
Accrued standby fees	6,453	9,536
Accretion expense	83,620	100,563
Expenses	-	-
Foreign exchange difference	5,907	(69,832)
Gold loan payable	$3,138,982	$2,842,756

Derivative financial liabilities – opening balance	$375,417	$430,965
Change in fair value through profit & loss	(74,813)	(44,049)
Foreign exchange difference	(470)	(11,499)
Derivative financial liabilities	$300,134	$375,417

As at September 30, 2021, Almaden has 397 ounces of gold bullion on its account at a fair value of $875,458.

The continuity of gold in trust are as follows:

	September 30, 2021		December 31, 2020
	Ounces	$	Ounces	$
Gold in trust, opening balance	397	955,781	797	1,576,366
Sale of gold in trust	-	-	(400)	(818,360)
Gain on sale	-	-		19,413
Change in fair value through profit & loss	-	(80,641)		199,379
Foreign exchange difference	-	318		(21,017)
	397	875,458	397	955,781

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves

(a)	Authorized share capital

At September 30, 2021, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

On March 18, 2021, the Company closed a registered direct offering private placement for the purchase and sale of 15,846,154 common shares and common share warrants to purchase up to 7,923,077 common shares at a combined purchase price of US$0.65 per unit for aggregate gross proceeds of US$10.3 million (CAD$12,838,950). The common share warrants will be immediately exercisable, have an exercise price of US$0.80 per share and will expire three years from the date of issuance. Share issue costs included a finder’s fee of $834,532 in cash. In connection with the registered direct offering, the Company also incurred $393,837 in share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the registered direct offering were allocated entirely to share capital.

(b)	Warrants

The continuity of warrants for the nine months period ended September 30, 2021 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2020	Issued	Exercised	Expired	2021
June 7, 2022	$ 1.35	4,720,000	-	-	-	4,720,000
March 27, 2023	$ 0.50	5,489,658	-	-	-	5,489,658
August 6, 2023	$ 0.90	3,100,000	-	-	-	3,100,000
March 18, 2024	USD$0.80	-	7,923,077	-	-	7,923,077
May 14, 2024	$ 1.50	500,000	-	-	-	500,000
Warrants outstanding and exercisable		13,809,658	7,923,077	-	-	21,732,735
Weighted average exercise price		$0.92	$1.00	-	-	$0.95

(c)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At September 30, 2021, the Company had reserved 1,532,141 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the nine months ended September 30, 2021 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

The continuity of stock options for the nine months period ended September 30, 2021 is as follows:

Expiry date	Exercise price	December 31, 2020	Granted	Exercised	Expired	September 30, 2021
February 7, 2021	$ 1.11	300,000	-	-	(300,000)	-
February 7, 2021	$ 0.84	425,000	-	(375,000)	(50,000)	-
March 29, 2021	$ 1.08	400,000	-	-	(400,000)	-
March 29, 2021	$ 0.90	100,000	-	-	(100,000)	-
May 6, 2021	$ 0.69	557,000	-	(275,000)	(282,000)	-
July 7, 2021	$ 0.80	1,612,000	-	(75,000)	(1,537,000)	-
August 13, 2021	$ 1.01	150,000	-	-	(150,000)	-
September 16, 2021	$ 0.90	1,155,000	-	-	(1,155,000)	-
December 12, 2021	$ 1.00	200,000	-	-	-	200,000
March 4, 2022	$ 0.47	1,125,000	-	-	-	1,125,000
April 30, 2022	$ 0.41	100,000	-	-	-	100,000
April 30, 2022	$ 0.58	220,000	-	-	-	220,000
May 31, 2022	$ 0.62	700,000	-	-	(100,000)	600,000
June 9, 2022	$ 0.64	2,180,000	-	-	(200,000)	1,980,000
October 3, 2022	$ 1.13	1,346,000	-	-	(486,000)	860,000
December 15, 2022	$ 0.89	972,000	-	-	(72,000)	900,000
February 9, 2023	$ 0.97	-	450,000	-	(100,000)	350,000
March 3, 2023	$ 0.96	-	325,000	-	(75,000)	250,000
March 31, 2023	$ 0.68	-	1,975,000	-	-	1,975,000
May 8, 2023	$ 0.69	-	100,000	-	-	100,000
May 28, 2023	$ 0.65	-	100,000	-	-	100,000
July 8, 2023	$ 0.62	-	2,470,000	-	-	2,470,000
September 18, 2023	$ 0.51	-	960,000	-	-	960,000
Options outstanding and exercisable		11,542,000	6,380,000	(725,000)	(5,007,000)	12,190,000
Weighted average exercise price		$ 0.80	$ 0.67	$ 0.78	$ 0.90	$ 0.69

Total share-based payments expenses as a result of options granted and vested during the period ended September 30, 2021 was $1,870,800 (2020 - $973,200).

The fair value of the options granted during the period ended September 30, 2021 was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(c)	Share purchase option compensation plan (Continued)

Risk-free interest rate	0.35%
Expected life (years)	2.00
Expected volatility	84.94%
Expected dividend yield	Nil
Weighted average fair value per option	$0.29

10.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President, the Vice President Operations & Projects, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. (Azucar) and Almadex Minerals Ltd. (Note 10 (b)) is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020

Professional fees	$15,000	$15,000	$45,000	$50,000
Salaries and benefits (1)	111,588	25,300	241,838	75,900
Share-based payments	669,350	-	1,551,850	779,000
	$795,938	$40,300	$1,838,688	$904,900

(1)	Effective May 1, 2019, the Chairman has deferred payment of his salary of $8,000 per month. The Company owes $232,000 to the Chairman as at September 30, 2021 (December 31, 2020 - $160,000), which is recorded in accounts payable.

(b)	Administrative Services Agreements

The Company recovers a portion of rent, office and license expenses from Azucar pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Azucar.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the three months ended September 30, 2021, the Company received $91,938 (2020 - $218,422) from Azucar for administrative services fees included in other income and received $138,717 (2020 - $109,211) from Almadex for administrative services fees included in other income.

During the nine months ended September 30, 2021, the Company received $372,536 (2020 - $715,303) from Azucar for administrative services fees included in other income and received $419,722 (2020 - $357,943) from Almadex for administrative services fees included in other income.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

10.	Related party transactions and balances (Continued)

(c)	Other related party transactions

At September 30, 2021, included in accounts receivable is $55,486 (December 31, 2020 - $81,623) due from Azucar and $111,353 (December 31, 2020 - $40,678) due from Almadex in relation to expenses recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Azucar and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common officers.

At September 30, 2021, the Company accrued $65,159 (December 31, 2020 - $37,689) payable to Almadex for exploration and drilling services in Mexico.

During the three and nine months ended September 30, 2021, the Company employed the Chairman’s daughter for a salary of $10,325 and $30,975 less statutory deductions (2020 - $10,325 and $30,975) for marketing and administrative services provided to the Company.

11.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the three months ended September 30, 2021 was based on the loss attributable to common shareholders of $1,254,616 (2020 - $219,048) and a weighted average number of common shares outstanding of 137,221,408 (2020 - 119,157,675).

The calculation of basic net loss per share for the nine months ended September 30, 2021 was based on the loss attributable to common shareholders of $3,168,552 (2020 - $2,074,983) and a weighted average number of common shares outstanding of 132,704,347 (2020 - 116,152,759).

The calculation of diluted net loss per share for the three and nine months ended September 30, 2021 and 2020 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

12.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

	Nine months ended September 30,
Investing and financing activities	2021	2020

Fair value of cash stock options transferred to share capital on exercise of options	177,250	38,780
Fair value of cashless stock options transferred to share capital on exercise of options	-	39,280

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

12.	Supplemental cash flow information (Continued)

As at September 30, 2021, $103,914 of exploration and evaluation asset costs are included in trade and other payables (December 31, 2020 - $48,038).

Supplemental information regarding the split between cash and cash equivalents is as follows:

	September 30, 2021	December 31, 2020

Cash	$1,294,801	$1,234,698
Term Deposits	10,070,500	1,300,000
	$11,365,301	$2,534,698

13.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for derivative financial liabilities, the Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at September 30, 2021, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$6,903,720	$320,983
Gold in trust	875,458	-
Total assets	$7,779,178	$320,983

Trade and other payables	$38,756	$69,519
Gold loan payable	3,138,982	-
Derivatives financial liabilities	300,134	-
Total liabilities	$3,477,872	$69,519

Net assets	$4,301,306	$251,464

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

13.	Financial instruments (Continued)

(a)	Currency risk (Continued)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $430,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $20,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which were subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2021, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $110,000.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars
13.	Financial instruments (Continued)

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	300,134	-	300,134

14.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2021
Unaudited - Expressed in Canadian dollars

15.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	September 30, 2021	December 31, 2020
Canada	$107,114	$205,898
United States	13,968,566	13,968,566
Mexico	60,872,884	58,608,820
	$74,948,564	$72,783,284